September 25, 2013

SUBMITTED VIA EDGAR

Todd K. Schiffman
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	First National Community Bancorp, Inc. Form 10-K
Filed March 28, 2013
File No. 000-53869

Dear Mr. Schiffman:

First National Community Bancorp, Inc. (the “Company”) has carefully considered each of the questions raised in your comment letter dated September 9, 2013 with respect to the above-referenced filing. On behalf of the Company, I respectfully provide the Company’s responses to your comments below. For convenience, the text of each comment is reproduced before the applicable response.

Item 1. Business

Supervisory Actions, page 5

1. Please tell us, and revise future filings, to disclose the actions taken to comply with the terms of the agreements with regulators.

Management’s Response

In response to the Staff’s comment, the Company will include updated disclosure as underlined below, but updated for the applicable reporting period, in its future filings to more specifically address the actions taken to comply with the terms of the agreements with its regulators:

“Supervisory Actions

In 2010, the Company and the Bank entered into regulatory agreements with their respective federal regulators. Set forth below is a summary description of the material terms of the regulatory agreements. The Company and the Bank have made significant efforts to comply with each of the provisions of the Consent Order dated September 1, 2010 (the “Order”) issued by the Office of the Comptroller of the Currency (the “OCC”) and the Written Agreement (the “Agreement”) with the Federal Reserve Bank of Philadelphia (the “Reserve Bank”). Based on their discussions with the OCC and the Reserve Bank and their efforts to date, the Company and the Bank believe they have made substantial progress towards compliance, with certain of the requirements of the Order and Agreement, but, as of the date of this report, neither the Company nor the Bank is yet in full compliance with all of the requirements. Furthermore, there can be no assurance that the OCC or the FRB will deem the Company’s and the Bank’s actions to be adequate, that further compliance actions will not be required, or that the Company and the Bank will be able to satisfy all of the requirements.

OCC Consent Order. The Bank, pursuant to a Stipulation and Consent to the Issuance of a Consent Order dated September 1, 2010 without admitting or denying any wrongdoing, consented and agreed to the issuance of the Order by the OCC, the Bank’s primary regulator. The Order requires the Bank to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The Order is based on the results of an examination of the Bank as of March 31, 2009. Since the examination, management has engaged in ongoing discussions with the OCC and has taken steps to improve the condition, policies and procedures of the Bank. Compliance with the Order is monitored by a committee (the “Committee”) of at least three directors, none of whom is an employee or controlling shareholder of the Bank or its affiliates or a family member of any such person. The Committee is required to submit written progress reports on a monthly basis and the Agreement requires the Bank to make periodic reports and filings with the OCC. The Committee has submitted each of the required monthly progress reports with the OCC since the Order was executed. The members of the Committee are John P. Moses, Joseph Coccia, Joseph J. Gentile and Thomas J. Melone. The material provisions of the Order are set forth below, and underneath each such provision, a description of the status of the Bank’s efforts to comply with such provision is included in italics:

(i) By October 31, 2010, the Board of Directors of the Bank (the “Board”) was required to adopt and implement a three-year strategic plan which must be submitted to the OCC for review and prior determination of no supervisory objection; the strategic plan must establish objectives for the Bank’s overall risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development, and market segments that the Bank intends to promote or develop, and include strategies to achieve those objectives; if the strategic plan involves the sale or merger of the Bank, it must address the timeline and steps to be followed to provide for a definitive agreement within 90 days after the receipt of a determination of no supervisory objection;

The Bank has developed a Strategic Plan that it believes complies with the Order requirements. A three-year Strategic Plan for the period January 1, 2011 to December 31, 2013 was prepared and submitted to the OCC for review.  On an annual basis, the Bank prepares an updated and revised Strategic Plan. Strategic Plans for the periods January 1, 2012 to December 31, 2014 and January 1, 2013 to December 31, 2015 were submitted to the OCC for review.

(ii) by October 31, 2010, the Board was required to adopt and implement a three year capital plan, which must be submitted to the OCC for review and prior determination of no supervisory objection;

The Bank has developed a Capital Plan that it believes complies with the Order requirements to ensure that the Bank’s leverage ratio equals or exceeds 9% and the Bank’s total risk-based capital ratio equals or exceeds 13%.  This Capital Plan for the period January 1, 2011 through December 31, 2013 and its annual update and revisions for 2012 and 2013 were submitted to the OCC for review.

(iii) by November 30, 2010, the Bank was required to achieve and thereafter maintain a total risk-based capital equal to at least 13% of risk-weighted assets and a Tier 1 capital equal to at least 9% of adjusted total assets;

The Bank’s total risk-based capital ratio was 11.79% at December 31, 2012, which was below the 13% required by the Order.  The Bank’s leverage capital ratio was 7.20% at December 31, 2012, which was below the 9% required by the Order.  The Bank is in the process of executing its Capital Plan and has engaged an outside financial advisory firm to assist the Bank in taking appropriate actions to achieve and maintain compliance with the capital requirements of the Order.  Appropriate actions or combinations of actions may include raising additional capital, reducing the Bank’s assets through sales of branch offices, loans or other real estate owned, or pursuing other strategic transactions.

(iv) the Bank may not pay any dividend or capital distribution unless it is in compliance with the higher capital requirements required by the Order, the Capital Plan, applicable legal requirements and, then only after receiving a determination of no supervisory objection from the OCC;

The Board has acknowledged the prohibition on payment of dividends or any other capital distributions without the prior written consent of the OCC. The Bank has not paid any dividends or capital distributions since the effective date of the Order.

(v) by November 15, 2010, the Committee was required to review the Board and the Board’s committee structure; by November 30, 2010, the Board was required to prepare or cause to be prepared an assessment of the capabilities of the Bank’s executive officers to perform their past and current duties, including those required to respond to the most recent examination report, and to perform annual performance appraisals of each officer;

The Committee completed its review of the Board and the Board Committee structure on November 10, 2010 by reviewing the Board Structure Study report completed by an independent consultant engaged by the Committee. The report was forwarded to the OCC on November 24, 2010. The Company is in the process of implementing those recommendations.

The Board completed its assessment of the capabilities of the Bank’s executive officers upon receipt of a Management Study on October 13, 2010. The Management Study was forwarded to the OCC on October 29, 2010. The Board of Directors completed a successful search for President and Chief Executive Officer in December 2011. Since the effective date of the Order, other changes have been made to the executive management team related to the size and complexity of the organization.

Annual performance appraisals are prepared for each officer based on established and timely management goals to confirm that each officer is performing the duties outlined in his or her job description.

(vi) by October 31, 2010, the Board was required to adopt, implement and thereafter ensure compliance with a comprehensive conflict of interest policy applicable to the Bank’s and the Company’s directors, executive officers, principal shareholders and their affiliates and such person’s immediate family members and their related interests, employees, and by November 30, 2010, conduct a review of existing relationships with such persons to identify those, if any, not in compliance with the policy; and review all subsequent proposed transactions with such persons or modifications of transactions;

The Bank’s Conflict of Interest policy has been revised to provide comprehensive guidance and a review was conducted of existing relationships. The revised policy was approved by the Board on September 29, 2010 and forwarded to the OCC on October 7, 2010. Additional revisions were approved by the Board on April 29, 2011, October 24, 2012 and May 22, 2013.

(vii) by October 31, 2010, the Board was required to develop, implement and ensure adherence to policies and procedures for Bank Secrecy Act (“BSA”) compliance; and account opening and monitoring procedures compliance;

The Board has developed and implemented a written program of policies and procedures to provide for compliance with the requirements of the Bank Secrecy Act as well as compliance with account opening and monitoring procedures.

(viii) by October 31, 2010, the Board was required to ensure the BSA audit function is supported by an adequately staffed department or third party firm; adopt, implement and ensure compliance with an independent BSA audit; and assess the capabilities of the BSA officer and supporting staff to perform present and anticipated duties;

The Board believes that the Bank’s BSA audit function is adequately staffed; and the BSA Officer and staff have been assessed to determine their ability to implement and maintain compliance with the Bank Secrecy Act policies and programs detailed above.

(ix) by October 31, 2010, the Board was required to adopt, implement and ensure adherence to a written credit policy, including specified features, to improve the Bank’s loan portfolio management;

The Bank’s written Loan Policy has been revised to improve guidance and control over the Bank’s lending functions.  The revised policy was approved by the Board on October 27, 2010.  Additional revisions were approved by the Board on November 24, 2010, July 27, 2011, October 27, 2011, March 28, 2012, June 27, 2012, October 11, 2012 and July 24, 2013.

(x) the Board was required to take certain actions to resolve certain credit and collateral exceptions;

The Board believes that it has taken action to appropriately address the credit and collateral exceptions concerns detailed in the Order.

(xi) by October 31, 2010, the Board was required to establish an effective, independent and ongoing loan review system to review, at least quarterly, the Bank’s loan and lease portfolios to assure the timely identification and categorization of problem credits; by October 31, 2010, to adopt and adhere to a program for the maintenance of an adequate allowance for loan and lease losses (“ALLL”), and to review the adequacy of the Bank’s ALLL at least quarterly;

The Board has established an independent and ongoing loan review program on a quarterly basis that it believes provides for the timely identification and categorization of problem credits.

The ALLL policy and methodologies have been reviewed and revised to determine the appropriate level of the ALLL, including documenting the analysis in accordance with GAAP and other applicable regulatory guidelines.  The revised policy was approved by the Board on October 27, 2010 and updated on an annual basis.  The Board reviews the ALLL on a quarterly basis.

(xii) by October 31, 2010, the Board was required to adopt and the Bank implement and adhere to a program to protect the Bank’s interest in criticized assets; and the Bank may only extend additional credit (including renewals) to a borrower whose loans are criticized under specified circumstances;

The Board committed to a program to reduce the Bank’s risk exposure to criticized assets by implementing a monthly reporting and monitoring process. The Board believes that this program has resulted in a reduction in criticized assets as discussed in Note 5 – Loans.

In accordance with the requirements of the Order, the Bank has not extended any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit that either has been charged off or criticized without the prior approval of the Bank’s Board, or loan committee under specified circumstances, since the date of the Order.

(xiii) by October 31, 2010, the Board was required to adopt and ensure adherence to action plans for each piece of other real estate owned;

The Board committed to action plans for each piece of other real estate owned centered around a robust reporting and monitoring process. The Board believes that this program has resulted in a substantial reduction in other real estate owned balances as further discussed in Note 6 – Other Real Estate Owned.

(xiv) by November 30, 2010, the Board was required to develop, implement and ensure adherence to a policy for effective monitoring and management of concentrations of credit;

The Board developed and implemented a written concentration management program consistent with OCC Bulletin 2006-46 on November 24, 2010. This program was forwarded to the OCC on November 30, 2010. Loan concentration analysis reports are prepared and reviewed quarterly by the Board.

(xv) by October 31, 2010, the Board was required to revise and implement the Bank’s other than temporary impairment policy;

The Board believes that the Other Than Temporary Impairment policy has been reviewed and revised so that the quarterly other-than-temporary impairment ("OTTI") analysis process identifies and measures OTTI in accordance with GAAP and supervisory guidance, including Financial Accounting Standards Board Accounting Standards Codification 320-10-35 (Recognition and Presentation of Other-than-Temporary Impairments), OCC Bulletin 2009-11 dated April 17, 2009, "Other-than-Temporary Impairment Accounting" and OCC Call Report Instructions.

(xvi) by October 31, 2010, the Board was required to take action to maintain adequate sources of stable funding and liquidity and a contingency funding plan; by October 31, 2010, the Board was required to adopt, implement and ensure compliance with an independent, internal audit program;

A Liquidity Funding policy that addresses liquidity needs and contingency funding was approved by the Board on November 24, 2010 and has been implemented. Additional policies related to liquidity, funding and contingency funding have since been created and updated since the Order was executed.

The Board believes that it has taken appropriate steps to adopt, implement and comply with an independent adequately staffed internal audit program.

(xvii) take actions to correct cited violations of law; and adopt procedures to prevent future violations and address compliance management.

The Board and management believe that they have taken appropriate action to correct cited violations and adopted procedures designed to prevent future violations and address compliance management.

Federal Reserve Agreement. On November 24, 2010, the Company entered into a written Agreement (the “Agreement”) with the Reserve Bank. The Agreement requires the Company to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The material provisions of the Agreement include those set forth below, and underneath each such provision, a description of the status of the Company’s efforts to comply with such provision is included in italics:

(i) the Company’s Board was required to take appropriate steps to fully utilize the Company’s financial and managerial resources to serve as a source of strength to the Bank, including taking steps to ensure that the Bank complies with its Consent Order entered into with the OCC;

The Company has taken, and continues to take, steps the Board believes are appropriate to use the Company’s financial and managerial resources to serve as a source of strength to the Bank. The steps the Bank has taken to comply with the Order are discussed above.

(ii) the Company may not declare or pay any dividends without the prior written approval of the Reserve Bank and the Director of the Division of Banking Supervision and Regulation (the “Director”) of the Federal Reserve Board;

The Company has acknowledged the prohibition on payment of dividends without the prior written consent of the Reserve Bank and Director of the Division of Banking Supervision and Regulation. The Company has not paid any dividends since the effective date of the Agreement.

(iii) the Company may not take dividends or other payments representing a reduction of the Bank’s capital without the prior written approval of the Reserve Bank;

The Company has acknowledged the prohibition on taking dividends or any other capital distributions from the Bank without the prior written consent of the Reserve Bank. The Company has not received any dividends or capital distributions from the Bank since the effective date of the Agreement.

(iv) the Company and its nonbank subsidiary may not make any payment of interest, principal or other amounts on the Company’s subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank and the Director;

The Company has acknowledged the prohibition on any payment related to the Company’s subordinated debentures and trust preferred securities without written approval of the Reserve Bank and Director. The Company has not made any payments on the Company’s subordinated debentures or trust preferred securities since the effective date of the Agreement.

(v) the Company may not make any payment of interest, principal or other amounts on debt owed to insiders of the Company without the prior written approval of the Reserve Bank and Director;

The Company has acknowledged the prohibition on any payment related to the debt owed to insiders of the Company without written approval of the Reserve Bank and Director. The Company has not made any payments related to debt owed to insiders since the effective date of the Agreement.

(vi) the Company and its nonbank subsidiary may not incur, increase or guarantee any debt without the prior written approval of the Reserve Bank;

The Company has acknowledged the prohibition on incurring, increasing or guaranteeing any debt without written approval of the Reserve Bank. The Company has not incurred, increased or guaranteed any debt since the effective date of the Agreement.

(vii) the Company may not purchase or redeem any shares of its stock without the prior written approval of the Reserve Bank;

The Company has acknowledged the prohibition on purchasing or redeeming any shares of its stock without written approval of the Reserve Bank. The Company has not purchased or redeemed any shares of its stock since the effective date of the Agreement.

(viii) the Company was required to submit to the Reserve Bank, by January 23, 2011, an acceptable written plan to maintain sufficient capital at the Company on a consolidated basis. Thereafter, the Company must notify the Reserve Bank within 45 days of the end of any quarter in which the Company’s capital ratios fall below the approved capital plan’s minimum ratios, and submit an acceptable written plan to increase the Company’s capital ratios above the capital plan’s minimums;

The Company has developed a Capital Plan that it believes is acceptable and maintains sufficient capital at the Company on a consolidated basis. The Capital Plan was submitted to the Reserve Bank on January 11, 2011. The Capital Plan has since been updated at least annually and forwarded to the Reserve Bank.

Given the inability to achieve the minimum capital requirements of the Order at the Bank level, the Company continues to update the Reserve Bank on a quarterly basis of its plans to increase its capital ratios above the Capital Plan minimums.

(ix) the Company was required to immediately take all actions necessary to ensure that: (1) each regulatory report accurately reflects the Company’s condition on the date for which it is filed and all material transactions between the Company and its subsidiaries; (2) each such report is prepared in accordance with its instructions; and (3) all records indicating how the report was prepared are maintained for supervisory review;

The Company believes that it has taken actions so that regulatory reports are filed to accurately reflect its financial condition on the date filed, are prepared in accordance with instructions and that records detailing how the reports were filed are maintained and available for supervisory review.

(x) the Company was required to submit to the Reserve Bank, by January 23, 2011, acceptable written procedures to strengthen and maintain internal controls to ensure all required regulatory reports and notices filed with the Board of Governors are accurate and filed in accordance with the instructions for preparation;

The Company believes that it has designed effective written procedures and strengthened internal controls so that all required Board of Governors reports and notices filed are accurate and in accordance with instructions. The written procedures were provided to the Reserve Bank on January 21, 2011.

(xi) the Company was required to submit to the Reserve Bank, by January 8, 2011, a cash flow projection for 2011, reflecting the Company’s planned sources and uses of cash, and submit a cash flow projection for each subsequent calendar year at least one month prior to the beginning of such year;

The Company created a cash flow projection for 2011 and submitted it to the Reserve Bank on January 7, 2011 in accordance with requirements of the Agreement. Similar projections for 2012 and 2013 were provided within the time requirements prescribed in the Agreement.

(xii) the Company must comply with: (1) the notice provisions of Section 32 of the FDI Act and Subpart H of Regulation Y in appointing any new director or senior executive officer or changing the duties of any senior executive officer; and (2) the restrictions on indemnification and severance payments of Section 18(k) of the FDI Act and Part 359 of the FDIC’s regulations;

The Company has acknowledged the notice requirements on appointment of any new director or senior executive officer. The Company has filed the appropriate notice on any new director or senior executive officer since the date of the Agreement.

The Company acknowledges the restriction on indemnification and severance payments. The Company has not made any such indemnification or severance payments since the effective date of the Agreement.

(xiii) the Board must submit written progress reports within 30 days of the end of each calendar quarter.

The Company Board has filed each of the required written progress reports with the Reserve Bank since the Agreement was executed.”

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Management’s Response

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will revise the above-referenced certification so the identification of the certifying individual at the beginning of the certification does not include the individual’s title.

****************

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (570) 348-6419 if you have any questions regarding the above.

Sincerely,

/s/ James M. Bone, Jr.

James M. Bone, Jr. Executive Vice President and Chief Financial Officer

cc:	Steven R. Tokach, First National Community Bancorp, Inc.
Jerry A. Champi, First National Community Bank Mary G. Cummings, First National Community Bank Stephen T. Burdumy, Drinker Biddle & Reath LLP Elizabeth A. Diffley, Drinker Biddle & Reath LLP

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